[DRINKER BIDDLE & REATH LLP LETTERHEAD]

May 6, 2008

Mark P. Shuman

Branch Chief – Legal

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	InfoLogix, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed May 6, 2008
File No. 333-147569

Amendment No. 2 to Registration Statement on Form S-3
Filed May 6, 2008
File No. 333-147758

Dear Mr. Shuman:

Drinker Biddle & Reath LLP has provided an opinion attached as Exhibit 5.1 to each of the above referenced registration statements.  Please be advised that the references in those opinions to the Delaware General Corporation Law are intended to encompass other Delaware statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Sincerely,

/s/ STEPHEN T. BURDUMY
Stephen T. Burdumy

cc:	Katherine Wray, United States Securities and Exchange Commission
John A. Roberts, InfoLogix, Inc.